Exhibit 12

SAFEWAY INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
(Unaudited)

			Fiscal Year

	2001	2000	1999	1998	1997

Income before income taxes and extraordinary loss	$2,095.0	$1,866.5	$1,674.0	$1,396.9	$1,076.3
Add interest expense	446.9	457.2	362.2	235.0	241.2
Add interest on rental expense(a)	242.4	218.7	183.0	108.2	88.5
Less equity in earnings of unconsolidated affiliates, net	(20.2)	(31.2)	(34.5)	(28.5)	(34.9)
Add minority interest in subsidiary		1.1	5.9	5.1	4.4

Earnings	$2,764.1	$2,512.3	$2,190.6	$1,716.7	$1,375.5

Interest expense	$446.9	$457.2	$362.2	$235.0	$241.2
Add capitalized interest	25.7	17.0	9.3	8.5	5.7
Add interest on rental expense(a)	242.4	218.7	183.0	108.2	88.5

Fixed charges	$715.0	$692.9	$554.5	$351.7	$335.4

Ratio of earnings to fixed charges	3.87	3.63	3.95	4.88	4.10

(a)	Based on a 10% discount factor on the estimated present value of future operating lease payments.